Exhibit 99(a)(2)(A)

November 30, 2012

Dear Stockholder,

Apple REIT Six, Inc. (the Company) announced today that following the unanimous approval of the Company’s Board of Directors, it has entered into a definitive merger agreement to be acquired by BRE Select Hotels Corp, an affiliate of Blackstone Real Estate Partners VII. The total transaction value, including transaction costs and the assumption or repayment of the Company’s debt, is approximately $1.2 billion.

Pursuant to the terms of the merger agreement, each issued and outstanding Unit (Common Share and related Series A Preferred Share) of the Company will be converted into the right to receive consideration with a stated value of $11.10 per Unit consisting of:

•	$9.20 in cash and
•	one share of 7% Series A Cumulative Redeemable Preferred Stock of BRE Select Hotels Corp having a liquidation preference of $1.90 per share (the New Preferred Shares). BRE Select Hotels Corp was formed solely for engaging in this merger transaction and has not conducted any other prior activities.

The New Preferred Shares will have an option for the holder to redeem after 7.5 years, a dividend rate of 7%, and a liquidation preference of $1.90 subject to downward adjustment should net costs and payments relating to certain legacy litigation and regulatory matters exceed $3.5 million. The New Preferred Shares will also be redeemable by BRE Select Hotels Corp at any time at the liquidation preference and will have limited voting rights. The dividend rate on the New Preferred Shares will increase to 11% if not redeemed within five years.

The Company’s dividend reinvestment and share redemption programs have been suspended in connection with the execution of the merger agreement. Also, in accordance with the terms of the merger agreement, the Company has suspended dividend payments. The merger agreement is subject to shareholder approval and customary closing conditions. As a result, there can be no assurance that the merger will occur. If the closing conditions are satisfied, including shareholder approval, it is anticipated that the merger would close in the first half of 2013.

A copy of the Company’s press release announcing the merger agreement is being provided to you with this letter. A copy of the proxy statement and other relevant materials relating to the merger transaction will be mailed directly to you at a later date and will request your vote on the merger transaction.

In our prior letter to Company stockholders dated November 5, 2012 (the November 5 Letter), we stated that on October 23, 2012, MPF Northstar Fund 2, LP, and other entities (collectively, MPF) initiated an unsolicited tender offer (the Tender Offer) to buy Units of the Company at a price of $5.50 per Unit. The Tender Offer is limited to 4.55 million Units or approximately 5% of our outstanding Units. The Company and MPF are not affiliated, and we believe the Tender Offer is not in the best interests of our stockholders.

As we stated in the November 5 Letter, our Board of Directors has carefully evaluated the terms of MPF’s offer and has unanimously recommended that you reject this unsolicited, opportunistic offer and not tender your Units. We continue to believe this offer is meant to take advantage of you and buy your Units at an unreasonably low price in order to make a profit for MPF and, as a result, deprive you of the potential value of your investment. The Board of Directors acknowledges that each stockholder must evaluate whether to tender his, her or its Units to MPF pursuant to the Tender Offer and that an individual stockholder may determine to tender based on, among other things, the individual stockholder’s individual liquidity needs.

Our November 5 Letter, and a copy of the Company’s Schedule 14D-9 previously provided to you and which was filed with the Securities Exchange Commission (SEC) in response to MPF’s offer, provides additional information for you and includes a more detailed description of our reasoning and recommendation against this Tender Offer.

Our Board of Directors believes that the transactions contemplated by the merger agreement constitute an additional reason why we strongly believe the Tender Offer is not in the best interests of our stockholders.

Under the terms of the Tender Offer, you can withdraw previously tendered Units at any time until the Tender Offer has expired by delivering a written notice of withdrawal with the required information to MacKenzie Capital Management, LP, the depositary for the Tender Offer, at the address below.

MacKenzie Capital Management, LP
1640 School Street
Moraga, California 94556

A notice of withdrawal must specify the name of the person who tendered the Units to be withdrawn and must be signed by the person(s) who signed the assignment form used to tender the Units in the same manner as the assignment form was signed. You can find more information about the withdrawal process in “Section 4. Withdrawal Rights” in the Offer to Purchase for the Tender Offer. The Offer to Purchase was previously sent to you and has been filed with the SEC. The Offer to Purchase states that you also can call MacKenzie Capital Management, LP, toll-free, at 800.854.8357 with questions about the withdrawal process. Please note that the Units are also referred to as “Shares” in the Offer to Purchase and the assignment form.

If you have questions concerning the Tender Offer, please consult your financial advisor or our Investor Relations Department at 804.727.6321. Additional information about the merger and how you can find it is included below.

We appreciate your trust in the Company and its Board of Directors. We encourage you to follow the Board of Directors’ recommendation and not tender your Units to MPF.

Sincerely,

Glade M. Knight
Chairman of the Board and Chief Executive Officer

Forward-Looking Statements

This correspondence contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally can be identified by use of statements that include phrases such as “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “foresee,” “looking ahead,” “is confident,” “should be,” “will,” “predicted,” “likely” or other words or phrases of similar import. Such statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the ability of the Company to obtain required shareholder or other third-party approvals required to consummate the proposed merger; the satisfaction or waiver of other conditions in the merger agreement; a material adverse effect on the Company; the outcome of any legal proceedings that may be instituted against the Company and others related to the merger agreement; the failure to consummate debt financing arrangements set forth in a commitment letter received in connection with the merger; the ability of the Company to implement its operating strategy; the Company’s ability to manage planned growth; the outcome of current and future litigation and regulatory proceedings or inquiries; changes in economic cycles; and competition within the hotel industry. Although the Company believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore there can be no assurance that such statements included in this correspondence will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that the results or conditions described in such statements or the objectives and plans of the Company will be achieved. In addition, the Company’s qualification as a real estate investment trust involves the application of highly technical and complex provisions of the Internal Revenue Code. Certain factors that could cause actual results to differ materially from these forward-looking statements are listed from time to time in the Company’s SEC reports, including, but not limited to, in the section entitled “Item 1A. Risk Factors” in the Annual Report on Form 10-K filed by the Company with the SEC on March 12, 2012. Any forward-looking statement speaks only as of the date of this correspondence and the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new developments or otherwise.

Additional Information about the Merger and Where to Find It

In connection with the proposed merger of Apple REIT Six, Inc. with and into BRE Select Hotels Corp, a Delaware corporation (BRE Select Hotels), the Company and BRE Select Hotels intend to file relevant materials with the Securities and Exchange Commission, including a registration statement on Form S-4 that will contain a proxy statement/prospectus. BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, INVESTORS AND SECURITY HOLDERS OF THE COMPANY ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, BRE SELECT HOTELS AND THE MERGER. The proxy statement/prospectus and other materials (when they become available) containing information about the proposed transaction, and any other documents filed by the Company and BRE Select Hotels with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by the Company by directing a written request to Apple REIT Six, Inc., 814 East Main Street, Richmond, Virginia 23219, Attention: Investor Relations.

The Company and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the security holders of the Company in connection with the merger. Information about those executive officers and directors of the Company and their ownership of the Company’s securities is set forth in the proxy statement for Apple’s 2012 Annual Meeting of Shareholders, which was filed with the SEC on April 10, 2012. Investors and security holders may obtain additional information regarding the direct and indirect interests of the Company and its executive officers and directors in the merger by reading the proxy statement/prospectus regarding the merger when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.